Exhibit 21.1

Subsidiaries of Manitex International, Inc.

1.	Quantum Value Management LLC—a Michigan limited liability company

2.	Manitex, LLC—a Delaware limited liability company

3.	Manitex, Inc.—a Texas corporation

4	Badger Equipment Company—a Minnesota corporation

5.	Manitex Sabre, Inc.—a Michigan corporation

6.	PM Group S.p.A. – an Italian corporation

7.	Crane and Machinery, Inc.- an Illinois corporation

8.	Crane and Machinery Leasing, Inc.-an Illinois corporation
9.	Manitex Valla S.r.L. – an Italian corporation